BB 3/11

[redacted]

OMB APPROVAL	
OMB NUMBER:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	12.00

SECURITIES ... MISSION
W...

08028932

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) to 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TA 3/18

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Subscribed and sworn to before me this
26th day of February 2008

Notary Public

Gina Marie Accolla
Notary Public, State of New York
No: 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-2008

This report* contains (check all applicable boxes)

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2007

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-Corporation) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
February 13, 2008

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$	140,179
Deposits with clearing broker		255,077
Securities owned at market		
Trading		25,590,259
Investment		1,193,459
Other assets		174,945
Property and equipment, net of accumulated depreciation		2,562,437
	$	29,916,356

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	687,670
Payable to clearing broker, net		24,654,089
Securities sold under repurchase agreement		429,538
		25,771,297

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		2,320,903
		4,145,059
	$	29,916,356

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 - Business Description and Summary of Significant Accounting Policies

Business Description

The Company is registered with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Security Dealers (NASD), as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Securities Transactions

Customers' securities transactions are included in trading securities while transactions entered into for the account and risk of the Company are included as investment securities. Profit and loss arising from both trading and investment activities are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the straight line method of depreciation ranging from five to thirty nine years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 2 - Cash and Cash Equivalents (continued)

Cash deposits in bank accounts occasionally exceed the Federal Deposit Insurance Corporation limit of $100,000. The Company has not experienced any losses to date resulting from this policy.

Note 3 - Deposits with Clearing Brokers

The Company's clearing broker is Pershing, Inc. The agreement between the Company and Pershing, Inc. requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2007 is $255,077.

Note 4 - Securities Owned, at Market

Marketable securities owned consist of the following:

	Owned
United States Treasury Bills	$ 25,590,259
Equities	604,939
Government Securities	588,520
	$ 26,783,718

On December 28, 2007, the Company purchased United States Treasury Bills of $25,000,000, which was sold with a trade date of January 2, 2008. As of December 31, 2007, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2007 was zero.

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 1,179,838
Office equipment	1,050,264
Leasehold improvements	1,400,755
	3,630,857
Less: accumulated depreciation	1,068,420
	$ 2,562,437

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 6 - Payable to Clearing Broker - net

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

Note 7 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc., Balance Sheet Management Inc., and LPC Services, Inc. These companies share office facilities, personnel, operating costs and a common paymaster.

During 2007, the Company entered into agreements to pay for consulting services to the three affiliated companies resulting in a total expense of $350,000. The Company also has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $543,000 of operating expenses. At December 31, 2007, a payable of approximately $114,000 is attributable to the consulting services and is included in accounts payable and accrued expenses. Additionally, at December 31, 2007 a receivable of approximately $47,000 is attributable to the expense allocation agreement and is included in other assets.

Note 8 - Commitments

During 2004, the Company entered into an agreement to rent office space that is accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2007 was $575,277. Future minimum lease payments required under these operating leases are as follows:

Year ending December 31, 2008	$ 795,338
2009	785,177
2010	768,196
2011	817,612
2012	836,190
Thereafter	1,881,427
	$ 5,883,940

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2007, the Company has net capital of $1,200,168 which is $1,100,168 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $687,670 aggregate indebtedness). At December 31, 2007, the Company's net capital ratio is .57 to 1.

Note 10 - 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2007 employer contributions were $93,052.

END